SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number:  001-32179

INTEROIL CORPORATION
(Exact name of registrant as specified in its charter)

THE YUKON TERRITORY, CANADA
(State or other jurisdiction of incorporation or organization)

LEVEL 3, 42-52 ABBOTT STREET
CAIRNS, QLD 4870, AUSTRALIA
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (61) 7 4046 4600

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTEROIL CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JUNE 21, 2011

TO THE SHAREHOLDERS OF INTEROIL CORPORATION:

Notice is hereby given that the annual meeting (the "Meeting") of shareholders of InterOil Corporation ("InterOil") will be held in the Prince Conference Center, Calvin College, 1800 East Beltline SE, Grand Rapids, Michigan, United States on Tuesday, June 21, 2011 at 10:00 a.m. (Eastern time).  The purposes of the Meeting are:

1.	to receive the audited financial statements of InterOil for the year ended December 31, 2010, together with the Auditors' Report on those statements;

2.	to elect directors of InterOil for the next year;

3.	to appoint auditors for InterOil for the next year and to authorize the directors to fix their remuneration; and

4.	to transact such other business as may properly be brought before the meeting or any adjournment thereof.

Shareholders are referred to the accompanying Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

Individuals, corporations or other persons directly registered with Computershare Investor Services Inc., ("Computershare") as shareholders of InterOil on May 16, 2011 ("Registered Owners") may attend the Meeting in person and vote.  Shareholders owning shares through a brokerage firm or in any other manner who are not directly registered with Computershare on May 16, 2011 ("Beneficial Owners") who wish to attend the Meeting and vote should enter their own names in the blank space on the Form of Proxy provided to them by their broker (or the broker's agent) and return that proxy to their broker (or the broker's agent) in accordance with the instructions provided by their broker (or agent), well in advance of the Meeting.  Registered and beneficial owners who do not wish to attend the Meeting or to vote their shares in person may be represented by proxy.  A person appointed as proxyholder does not need to be a shareholder of InterOil.  Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Form of Proxy (the "Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular.  For Registered Owners, the form of proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, Facsimile: (416) 263-9524 or (866) 249-7775, not less than forty-eight (48) hours (excluding non-business days) before the Meeting, or any adjournment thereof.

Beneficial Owners should complete and return the form of proxy in accordance with the instructions provided therein.

Only persons registered as holders of Common Shares on the records of InterOil as of the close of business on May 16, 2011 are entitled to receive notice of the Meeting.

Dated this 18th day of May, 2011.
By the Order of the Board of Directors

President and Chief Executive Officer

INTEROIL CORPORATION
Yukon Territory
Canada

INFORMATION CIRCULAR

FOR THE ANNUAL MEETING

OF SHAREHOLDERS

to be held on June 21, 2011

MANAGEMENT SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by management of InterOil Corporation (the "Corporation" or the “Company”)) of proxies to be used at the annual meeting and all adjournments thereof (the "Meeting") of holders ("Shareholders") of Common Shares ("Common Shares") of the Corporation to be held on Tuesday, June 21, 2011 at 10 a.m. (Eastern time) in the Prince Conference Center, Calvin College, 1800 East Beltline SE, Grand Rapids, United States of America, for the purposes set forth in the accompanying notice of meeting.  In this circular, references to "we", "us", "our", "the Corporation" and "InterOil" refer to InterOil Corporation and its subsidiaries, unless the context requires otherwise.  It is expected that the solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by our directors, officers and employees.  The total cost of the solicitation will be borne by us.  The information contained in this circular is given as at May 18, 2011 except where otherwise noted. All dollar amounts are expressed in U.S dollars unless otherwise stated or the context requires.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of ours.  Each Shareholder has a right to appoint a person (who does not need to be a Shareholder) other than the persons specified in such form of proxy to attend and act for him on his behalf at the meeting.  The right to appoint an alternative proxy may be exercised by striking out the management designated names specified in the enclosed form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth below.

To be valid, proxies must be dated, signed by the Shareholder or the Shareholder's attorney authorized in writing, and received by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile (416) 263-9524 or (866) 249-7775 at any time not less than 48 hours (excluding non-business days) prior to the Meeting or any adjournment thereof.  Proxies may also be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.  An undated proxy will be deemed to be dated the date it is mailed.

A Shareholder may vote by telephone or by internet 24 hours a day, 7 days a week until the time set out above.  To vote by telephone the Shareholder should call 1-866-732-VOTE (8683) from a touch tone phone, or if the Shareholder is outside of North America, the Shareholder should call 1-312-588-4290.  To vote using the internet, a Shareholder should access www.investorvote.com.  To vote by telephone or internet, the Shareholder will need to provide the control number noted on the applicable Proxy.  For further information on voting by telephone or by internet, see the Proxy accompanying this Circular.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it with an instrument in writing executed by him or his attorney authorised in writing by depositing such instrument: (i) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the meeting, (ii) with Computershare Investor Services Inc. at the address provided under "Appointment of Proxies" at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof; (iii) with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment of the Meeting; (iv) by the Shareholder personally attending at the Meeting and voting the Common Shares represented by the proxy; or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting such securities; or (v) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXYHOLDERS

The persons named in the form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them.

In the absence of such specification, the proxy holder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR the appointment of auditors at such remuneration as may be determined by the Board of Directors, as set forth in this Circular.

With regard to the election of the directors as set forth in this Circular, the New York Stock Exchange (“NYSE”) rules regarding broker discretionary voting do not give brokers discretionary authority to vote on the election of directors. This means that your broker, bank, or other nominee cannot vote your Common Shares unless you provide it with voting instructions. Therefore, if you hold Common Shares of InterOil in street name and do not provide voting instructions to your broker, bank, or other nominee, your Common Shares will not be voted on the election of directors.

The form of proxy also confers discretionary authority upon the persons named in the proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting.  As of the date hereof, the management of InterOil knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

RECORD DATE AND ENTITLEMENT TO VOTE

In accordance with the Business Corporations Act (Yukon) ("YBCA"), each holder of record of our Common Shares as at May 16, 2011, the record date, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.  To the extent that a holder has transferred any Common Shares after the record date and the transferee of such Common Shares establishes ownership of such shares and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee, and not the Shareholder of record as of May 16, 2011, will be entitled to vote such Common Shares at the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of InterOil as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's own name on the records of InterOil.  Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Institution, Inc ("Broadridge").  Broadridge typically prepares a machine-readable voting instruction form, mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge.  Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone number to vote their Common Shares or access Broadridge's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions.  Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxy holder for the Registered Shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, the accompanying proxy, and the Notice are to Registered Shareholders unless specifically stated otherwise.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

On May 16, 2011, we had 47,961,052 Common Shares issued and outstanding.  To the knowledge of our directors and executive officers, as of May 16, 2011, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding Common Shares:

Name and Address	Number of Common Shares	Percentage of Common Shares
Phil Mulacek (1) 20 Piper Trace The Woodlands, Texas, 77380 USA	5,152,620	10.74%

Wells Fargo & Company(2) 420 Montgomery Street San Francisco, California, 94104 USA	4,863,610	10.14%

Notes:
(1)
Includes 206,270 Common Shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek and 3,423,308 Common Shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek.

(2)	Information in respect of Wells Fargo & Company was provided by Thompson Financial and is effective May 12, 2011.

BUSINESS OF THE MEETING

PRESENTATION OF THE 2010 FINANCIAL STATEMENTS

InterOil's audited consolidated financial statements for the fiscal year ended December 31, 2010, together with the Auditors’ report on those statements, have been forwarded to Shareholders.  At the Meeting, Shareholders will receive and consider the financial statements with no formal action being taken to approve these as the requirements of the YBCA will have been met with the advance circulation of such financial statements.  If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

Our Articles of Continuance provide that we must have a minimum of three and a maximum of fifteen directors as determined by a resolution of our board of directors (the "Board").  The number of directors is presently six.  Directors elected at the meeting will serve until the next annual meeting of Shareholders or, if earlier, until they resign, are removed or are disqualified.  The current term of office of each of the nominees as our directors will expire at the meeting.

The Board has set the number of directors to be elected at the meeting at six. Management of InterOil propose to nominate Phil E. Mulacek, Christian M. Vinson, Roger N. Grundy, Gaylen J. Byker, Roger Lewis and Ford Nicholson. Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the election as directors of InterOil the nominees whose names are set forth below.

The following table sets forth information with respect to all persons nominated for election as directors, as provided by those directors individually.  The information includes the names, province, state or county, and country of residence of the person nominated for election as directors, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly, as at May 16, 2011, the offices held by each in the Corporation, the period served as director and the principal occupation for the past five years of each.

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares, Stock Options & Restricted Stock Units Beneficially Owned, Controlled or Directed, directly or indirectly
Phil E. Mulacek Texas, USA Chairman of the Board, Director and Chief Executive Officer	Chief Executive Officer of InterOil	May 29, 1997	5,152,620 shares(2) 245,000 options 14,888 RSUs

Christian M. Vinson Port Moresby, Papua New Guinea Director, and Executive Vice President Corporate Development & Government Affairs	Executive Vice President Corporate Development & Government Affairs of InterOil	May 29, 1997	15,000 shares 116,667 options 7,941 RSUs

Roger N. Grundy (4) Derbyshire, UK Director	Managing Director of Breckland Ltd., a UK-based engineering consulting firm. Consultant to the oil, gas and petrochemical industries.	May 29, 1997	142,700 shares 45,000 options 3,791 RSUs

Gaylen J. Byker (4)(5) Michigan, USA Director	President of Calvin College, a liberal arts college in Grand Rapids, Michigan	May 29, 1997	457,700 shares(3) 45,000 options 3,791 RSUs

Roger Lewis(4) Perth, Australia Director	Professional director	November 26, 2008	8,900 shares 21,100 options 3,791 RSUs

Ford Nicholson (5) (6) Vancouver, BC, Canada Director	President of Kepis & Pobe Investments Inc. (private investment company), a position he has held since 2001.	June 22, 2010	26,667 shares 3,791 RSUs

Notes:
(1)	Information regarding the securities beneficially owned, controlled or directed, directly or indirectly, has been provided to InterOil by each director.
(2)
Includes 206,270 Common Shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek and 3,423,308 Common Shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek.

(3)
Includes 14,225 Common Shares held by Asia Pacific Refinery Investment, Inc. ("APRI") and 37,500 shares held by APRI, L.P. ("APRI LP").  Dr. Byker owns APRI, which is the general partner of APRI LP and holds a 1% general partnership interest and a 19% limited partnership in APRI LP.  APRI LP owns an interest in P.I.E. Group, LLC, equating with 1,372,000 Common Shares of InterOil.

(4)	Each of Dr. Byker and Mr. Lewis is a member of the Audit Committee, the Compensation Committee, and of the Nominating and Governance Committee.
(5)	Each of Mr. Grundy, Mr. Nicholson and Dr. Byker is a member of the Reserves Committee.
(6)	Mr. Nicholson is also a member of the Audit Committee.

Additional information regarding the background of each of the nominees is contained in our Annual Information Form for the year ended December 31, 2010 dated March 22, 2011, a copy of which is available at www.sedar.com.

APPOINTMENT OF AUDITOR

The Board (upon recommendation of the Audit Committee) recommends that PricewaterhouseCoopers, Chartered Accountants, the incumbent auditors first appointed on June 6, 2006, be appointed as our auditors to hold office until the next annual meeting of shareholders.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers, Chartered Accountants, as our auditors to hold office until the next meeting of Shareholders and to authorize the directors to fix their remuneration.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

A detailed review of the Corporation’s compensation policy and approach was undertaken under the supervision of the Compensation Committee in early 2008.  This was reaffirmed and refined by the Corporation under the supervision of the Compensation Committee in late 2009.  During 2009, InterOil also reviewed and renewed its stock incentive plan, adopted the 2009 Stock Incentive Plan (the “Stock Plan”), and the Compensation Committee considered a policy for the grants of stock incentives to employees.  The Stock Plan was approved by Shareholder at the Shareholders’ meeting held on June 19, 2009. The Committee and the Board also considered the use of restricted stock units as long term incentives for employees.  The Compensation Committee also undertook reviews of the remuneration paid to executive and, separately, non-executive directors during 2010.  As a result of those reviews, a number of changes were made to the compensation of non-executive directors and, separately, executive directors.

The Compensation Committee is responsible for reviewing and approving the compensation arrangements for our Chief Executive Officer, senior executives and directors, in conjunction with the Board where appropriate.  It also oversees, at a general level, the policies for the compensation of the Group as a whole. The Compensation Committee also administers our incentive and equity-based compensation plans, such as our Stock Plan.  In connection with the administration of these plans, the Compensation Committee makes recommendations regarding amendments to existing compensation plans and the adoption of new plans. The Compensation Committee's role, composition, duties and responsibilities are set forth in its Charter which was approved by our Board and is available on our website at www.interoil.com.

Members of the Compensation Committee during the financial year ended December 31, 2010 were Dr. Gaylen Byker (Chair), Mr. Roger Lewis and Mr. Edward Speal, (until his retirement in June of 2010) each of whom is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101").  During 2010, all material compensation matters were reviewed and approved by the Compensation Committee.  In some cases, the Board considered particular matters upon advice received from the Compensation Committee.

Our executive compensation program is designed to be competitive with other companies in the oil and gas business, particularly those we view as competitors for business, employee talent, and shareholder investments.  For certain executives, we also need to remain competitive more broadly as their skills and expertise are not industry-specific.  We also recognize the need to provide compensation that encourages performance and focus on shareholder value.  The facts that our Corporation is in a development phase and operating in Papua New Guinea have been significant factors in determining our approach to compensating senior management.

Elements of InterOil’s Compensation Program

Our compensation package for senior executives is comprised of three main elements: base salaries, annual incentives (or bonuses) and long term incentives provided as stock options to acquire Common Shares, or restricted stock units convertible into Common Shares, pursuant to our 2009 Stock Incentive Plan (“ the Stock Plan”).

We regularly benchmark our compensation program.  In March 2010, the Compensation Committee retained the Hay Group to review the remuneration paid to each of the Company’s executive officers, undertake market comparisons and make recommendations.  Market comparisons employed published data from fifteen mid-sized, US-based oil and gas industry companies, some of which had operations in remote foreign locations, as well as data from the Hay Group’s executive remuneration database for US and Australian companies in the resources sector.  We have endeavoured to keep base salaries and annual bonuses as near to the benchmarked market mid-point as possible while ensuring that we are able to attract and retain competent professionals for critical senior roles. Stock incentive grants have been used as a means to attract and retain these executives.  We have also placed significant emphasis on stock-based compensation in order to align management's interest with our Shareholders.  Each year, the Compensation Committee determines the amount, if any, and proportion of each type of long-term incentive for each director, officer and key employee. Based on advice obtained during reviews undertaken in 2010 and compensation with our peers, increasing use is being made of restricted stock units rather than stock options for this purpose. This change also recognises the Company’s increased market capitalization and stability.

Base Salaries

Base salaries are designed to be at competitive levels and, when combined with the other components of the compensation program, are set to attract and retain suitably qualified and able executives and managers.  Base salaries are generally set as near as possible to the mid-point of our benchmarked comparator group. In some instances, the market for certain senior professionals has required divergence from that to salaries within the upper quartile of the comparator group in order to secure their retention.

Annual Incentives

During the 2010 year, cash bonuses totalling US$372,556 were paid to “named executive officers” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) listed in the summary compensation table below, a static and relatively low number against the standards of our benchmarked comparator group. Cash bonuses have not been paid to those named executive officers who are also directors of the company. This is to change in the 2011 year following the review of directors’ compensation undertaken by the Board, led by its Compensation Committee, during 2010 during which it was determined by the Board that executive directors would no longer participate in any Board-related compensation.

Long-Term Incentives

Long-term incentive compensation provides a reward for business success in future years and, is linked to shareholders' interests.  We believe that the provision of equity incentives for our senior management and more senior employees is an essential feature of our compensation program.  We grant long-term incentives periodically to promote alignment of officer interests with that of shareholders and assist with the attraction and retention of key, well-performing executives.  This type of award may consist of restricted stock, stock options or other equity or performance based compensation.  In past years, stock options have primarily been employed although restricted stock units are being used increasingly following reviews undertaken during 2010 and a comparison with market norms. A small number of restricted stock units were granted during late 2009 and early 2010.  Each year, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each officer and for key employees.

The Compensation Committee generally subjects stock incentive grants to a vesting schedule.  In the case of options, the exercise price is established as the fair market value of our Common Shares on the date the options are granted, in accordance with the provisions of the Stock Plan, which in turn have been derived from applicable market rules of the New York Stock Exchange. In the case of restricted stock, the number of units is established by reference to that fair market value of our company shares on the date of grant. To determine the amount of stock incentive awards, the Compensation Committee considers the fact that stock incentives constitute a significant portion of the compensation package that we use to attract and retain qualified executives, the employee’s performance,  during the past year, as well as the employee's ability to influence our future performance.  The Compensation Committee also takes into account the number of outstanding and unvested awards held, as well as the size of previous awards made to both the intended executive or employee and their peers. The number of stock incentives granted is designed to give rise to a total annual remuneration, including this long term incentive component, which places the relevant officers and executive employees in the upper quartile of the comparator group.  During 2010, we awarded options to purchase a total of 330,000 Common Shares and restricted stock units convertible into 107,483 Common Shares throughout the Corporation, including named executive officers and directors.  By their nature, stock options only have value to those receiving them if the value of our Company grows.  Restricted stock units, which are granted in much smaller numbers recognising their higher value, have increasing value as the value of the Company grows.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating his performance in light of those goals and objectives.  The Compensation Committee reviews and approves our Chief Executive Officer's annual base salary, bonus, and option grants annually.  This review process encompasses a number of factors, both quantitative and qualitative.  The process includes consideration of our performance; the value of similar incentive awards to chief executive officers of comparable companies and to the awards given to the Chief Executive Officer in past years, so that a compensation program can be monitored for the Chief Executive Officer at a fair and competitive level, consistent with our Company's best interests.  Some of the factors considered during 2010 included the Company’s successful public capital raising undertaken during the final quarter of 2010, the finalisation and execution of various agreements with Mitsui & Co. Ltd. to establish the joint venture to construct a condensate stripping facility, and  other work undertaken to develop partnerships for the commercialisation of our resource in Papua New Guinea. During 2010, a review was undertaken of the nature of compensation paid to the Chief Executive Officer from which it was resolved that director’s fees would no longer be payable to him and he would no longer participate in stock incentive grants made to directors. A stock incentive grant was made to the Chief Executive Officer in June 2010, comprised of both performance-based stock options and restricted units. The restricted stock units granted vest in equal proportions one and two years from the date of grant and are subject to the Chief Executive Officer’s continued employment.  Vesting of the stock options is conditional upon the occurrence of a positive final investment decision in the Company’s LNG Project involving the development of gas liquefaction facilities to allow for the export and sale of liquid natural gas, when all licences, permits, approvals, contracts, financings, and design work have been completed and by which all relevant parties have formally approved the implementation of the LNG Project.  Vesting is also conditional upon continuing employment.

The Compensation Committee is also responsible for reviewing and approving all elements of compensation paid to the Company’s other named executive officers, and other senior management employees.  The Committee undertakes this review in consultation with the Chief Executive Officer.  A detailed review of the compensation paid to the named executive officers, employing the services of the Hay Group to help benchmark against relevant peers and practices, was commenced in 2010. The detailed review is currently concluding and will yield more substantial changes, in line with appropriate market comparators, in 2011. Compensation for the named executive officers not holding positions on the Board were generally limited to minor indexation increases and cash-based performance bonuses  in accordance with specific employment contract terms.  A stock incentive grant was made to the Executive Vice President subject to the same terms and conditionality as the grant made to the Chief Executive Officer as set out above.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation paid during the financial years ended December 31, 2010, 2009 and 2008, to each of the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers at December 31, 2010 whose total compensation was, individually, more than CDN$150,000 for the financial year ended December 31, 2010 (collectively, the "Named Executive Officers").  All amounts were paid in US dollars unless otherwise disclosed.

InterOil does not have a pension plan.

Name and principal position	Year	Salary ($)	Option based awards(1) ($)	Share-based Awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)		Total compensation ($)
					Annual incentive plans
Phil E. Mulacek	2010	589,847	7,141,505	785,491	-	159.000	(3)	8,675,843
Chairman, and Chief	2009	600,000	255,437		-	168,000		1,023,437
Executive Officer	2008	500,000	1,326,125	-	-	168,000		1,994,125

Collin F. Visaggio(4)	2010	415,614	-	-	82,755	44,729	(2)	543,098
Chief Financial Officer	2009	336,557	-	-	95,028	47,584		479,169
	2008	332,837	2,117,944	-	50,124	34,466		2,535,371

Christian Vinson	2010	381,443	3,570,753	418,967	-	-		4,371,163
Director &	2009	350,000	255,437		-	-		605,437
Executive Vice President	2008	300,000	884,084	-	-	-		1,184,084

William Jasper III	2010	263,125	-	-	202,500	-		465,625
President and Chief	2009	250,000	794,733	-	182,500	-		1,227,233
Operating Officer	2008	250,000	1,323,211	-	210,000	-		1,783,211

Mark A. Laurie	2010	378,544	-	-	82,755	38,774	(2)	500,073
General Counsel &	2009	285,084	-	-	95,028	45,120		425,232
Corporate Secretary (4)	2008	275,682	1,342,007	-	100,248	33,833		1,751,770

Notes:
(1)	The grant date fair value is calculated using the Black -Scholes-Merton model based on the following assumptions:

Year	Period	Risk free interest rate (%)	Dividend Yield	Volatility (%)	Weighted average expected life for options
2010	Jul 1 to Dec 31	0.8	-	86	5.0
2010	Jan 1 to Jun 30	1.2	-	86	5.0
2009	Oct 1 to Dec 31	1.5	-	89	6.0
2009	Jul 1 to Sep 30	1.7	-	83	3.0
2009	Apr 1 to Jun 30	1.4	-	83	5.0
2009	Jan 1 to Mar 31	1.1	-	83	5.0
2008	Oct 1 to Dec 31	1.5	-	83	4.3
2008	Apr 1 to Sep 30	2.7	-	80	5.0
2008	Jan 1 to Mar 31	2.2	-	73	5.0

(2)	Statutory superannuation contributions made to Australian-based employees mandated by Australian law.
(3)
Includes $9,000 directors’ fees paid until June 30, 2010 when payment of such fees to executive  directors ceased  and $150,000 in management fees paid to Petroleum and Independent Exploration Corporation as the general manager of S.P. InterOil, LDC. See “Management Contracts”.

(4)
The cash-based compensation of Australian-based employees is paid in Australian dollars. Amounts for 2010 have been converted into US dollars at an exchange rate of 0.9195, being the average rate quoted by OANDA for 2010. Amounts for 2009 have been converted into US dollars at an exchange rate of 0.7919, being the average rate quoted by OANDA for the 2009 year.   2008 amounts were converted at an exchange rate of 0.8354, being the average rate quoted by OANDA for 2008.

INCENTIVE PLAN AWARDS

Outstanding Awards

The following table sets forth information regarding all share/option-based awards outstanding as at December 31, 2010 for each Named Executive Officer.

Option-based Awards						Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options1 ($)	No. of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Phil E. Mulacek
	2007	15,000	43.22	24/06/12	432,750
	2008	30,000	33.82	22/06/13	1,147,500
	2010	200,000	52.76	21/06/15	3,862,000	14,888	1,072,978
Collin F. Visaggio
	2006	90,000	17.73	19/10/11	4,890,600
	2008	30,000	33.82	22 / 06 /13	1,147,500
	2008	225,000	9.80	25 / 11 /13	14,010,750
Christian Vinson
	2008	16,667	33.82	22/06/13	637,513
	2010	100,000	52.76	21/06/15	1,931,000	7,941	572,308
William J. Jasper III
	2006	120,000	15.95	17 / 09 /11	6,734,400
	2008	30,000	33.82	22 / 06 /13	1,147,500
	2008	37,500	29.39	18 / 09 /12	1,600,500
	2009	37,500	39.29	22 / 09 /12	1,229,250
Mark A. Laurie
	2007	30,000	39.76	19 / 06 /12	969,300
	2008	30,000	33.82	22 / 06 /13	1,147,500
	2008	75,000	9.80	25 / 11 /13	4,670,250

Note:
(1)
The closing price for the Corporation’s Common Shares quoted on the New York Stock Exchange on 31 December 2010, which forms the basis for this calculation, was US$72.07. Some of the options identified above for which values are quoted had not vested and were not able to be exercised as at December 31, 2010

The following table sets forth the dollar value that would have been realized if options or restricted stock units held by the Named Executive Officers had been exercised on the vesting date.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – value vested during the year(2) ($)
Phil E. Mulacek	238,800	-
Collin F. Visaggio	5,205,200	-
Christian Vinson	132,661	-
William Jasper III	159,200	-
Mark A. Laurie	2,652,800	-

Note:
(1)
The market price employed in this calculation is the closing price of InterOil’s Common Shares on the New York Stock Exchange on the vesting date. The exercise or grant price is subtracted from this and the net amount multiplied by the number of shares under the vested option.

(2)	The market price employed in this calculation is the closing price of InterOil’s Common Shares on the New York Stock Exchange on the vesting date.

STOCK PLANS

The 2009 Stock Incentive Plan (the "Stock Plan") was adopted and approved by Shareholders at the annual and special meeting of Shareholders held on June 19, 2009.  The purpose of the Stock Plan is to foster and promote the long-term financial success of the Corporation  and to increase shareholder value by: (a) encouraging the commitment of selected key employees, consultants and outside directors, (b) motivating superior performance of key employees, consultants and outside directors by means of long-term incentives, (c) encouraging and providing key employees, consultants and outside directors with a program for obtaining ownership interests in the Corporation that link and align their personal interests to those of the Shareholders, (d) attracting and retaining key employees, consultants and outside directors by providing competitive compensation opportunities, and (e) enabling key employees and outside directors to share in the long-term growth and success of the Corporation.

The Stock Plan permits the Compensation Committee of the Board (the "Compensation Committee") to grant incentive awards to outside directors, employees and to certain consultants, which awards include non-statutory stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock-based awards and other stock-based awards, as well as supplemental payments with respect thereto.  Some of the incentive rights may require the satisfaction of performance-based criteria in order to be payable to participants.  Such rights are an important component of the total compensation package offered to employees and to consultants, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance-based incentives.

The maximum number of Common Shares reserved for issuance issued under the Stock Plan is set at 2,000,000 Common Shares. A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options.  Any Common Shares subject to an award under the Stock Plan that are forfeited, cancelled, returned to InterOil for failure to satisfy conditions or otherwise terminated without an issuance of (including payment of an option price by withholding shares) Common Shares will not be counted against the maximum share limitations of the Stock Plan and may again be used for awards under the Stock Plan.  The maximum aggregate number of shares attributable to incentive awards that may be granted or may vest in any calendar year pursuant to any incentive award for a named executive officer is 300,000 and the maximum cash payout in any calendar year which may be made to such officer is US$5 million.

The Stock Plan is administered by the Compensation Committee.  Subject to the terms of the Stock Plan, the Compensation Committee has the power to select the persons eligible to receive incentive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards.  The Compensation Committee has the authority to interpret the Stock Plan and establish, amend or waive rules necessary or appropriate for the administration of the Stock Plan.

No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order.  However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by immediate family members.

Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the Stock Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable and deemed earned in full and payable as of the day immediately preceding the change in control.

Under the Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise.

The Board has the power and authority to terminate or amend the Stock Plan at any time; provided, however, the Board may not, without the approval of Shareholders: (i) other than as a result of a dilutive event, increase the maximum number of Common Shares which may be issued under the Stock Plan; (ii) amend the requirements as to the class of employees eligible to purchase Common Shares under the Stock Plan; (iii) extend the term of the Stock Plan; (iv) increase the maximum limits on awards to covered employees as set for compliance with the performance-based exception provisions of the Stock Plan; or (v) decrease the authority granted to the Compensation Committee under the Stock Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934.  In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which the Common Shares is then listed or quoted, or the United States Internal Revenue Code or regulations promulgated thereunder, require Shareholder approval in order to maintain compliance with such listing requirements or to maintain any favourable tax advantages or qualifications, then the Stock Plan shall not be amended without Shareholder approval.  No amendment to the Stock Plan may adversely affect any rights of a holder of an outstanding award under the Stock Plan without such holder's consent.

Unless otherwise provided by the Compensation Committee in the award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (i) if a participant's employment is terminated for any reason other than as a result death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set forth in the applicable award agreement or 90 days after the date of termination of employment; (ii) in the event of the termination of participant's employment for cause, all vested awards immediately expire; (iii) upon a participant's retirement, any vested award shall expire on the earlier of the expiration date set forth in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and (iv) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set forth in the award agreement or the one year anniversary date of the participant's death or disability.

Stock Options

The Compensation Committee may grant "non-statutory stock options" and "incentive stock options"; however, incentive stock options may only be granted to employees.  The aggregate "Fair Market Value" (as defined below) of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. Historically, the Company has only granted non-statutory stock options. The exercise price under a stock option shall not be less than the Fair Market Value per share on the date of grant. "Fair Market Value" is defined as the average of the opening and closing prices of a Common Share on the date as of which Fair Market Value is to be determined, or if no such sales were made on such date, the closing sales price on the immediately preceding business day of a Common Share as reported on the New York Stock Exchange.

The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of Common Shares with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a "cashless exercise'' arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights ("SARs")

A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the Fair Market Value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement.  The SAR price specified in an award agreement must be equal to or greater than the Fair Market Value of the Common Shares on the date of the grant of the SAR.  SARs are subject to the terms as the Compensation Committee may specify and may not generally be exercisable prior to six months from the date of grant.

Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set forth in the Stock Plan and in the related award agreement.  Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met.  Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitations set forth in the applicable award agreement, holders of restricted stock shall have all of the rights of a Shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon.  Unless otherwise provided in an award agreement, upon the termination of a participant's employment, the non-vested portions of all outstanding awards will terminate immediately.

Other Stock-Based Awards

The Compensation Committee may grant other stock-based awards, which include awards payable in Common Shares (that are not subject to restrictions), restricted stock units, Common Shares awarded subject to the satisfaction of specified performance criteria, convertible or exchangeable debentures, other rights convertible into Common Shares and incentive awards valued by reference to performance criteria, which awards are payable in cash or Common Shares.

RETIREMENT PLAN BENEFITS

InterOil has not adopted any retirement plan, pension plan or deferred compensation plan.

DISCLOSURE OF TERMINATION AND CHANGE OF CONTROL BENEFITS.

Termination and change of control payments are provided for in employment agreements with each of the President & Chief Operating Officer, Chief Financial Officer and General Counsel & Corporate Secretary.  These provisions were negotiated with those officers as important requirements for their attraction to and retention by the Company.  The triggers for their application and the amounts payable in the event they are activated were determined by negotiation and having regard to market norms for executives of their level at the time.  Key elements are summarized as follows:

William Jasper III – President & Chief Operating Officer

On September 18, 2006, we entered into an initial three year employment contract with William Jasper as President and Chief Operating Officer.  The employment contract provides for automatic one year extensions in the absence of notice of termination from the Company.

In the event that during the term of employment Mr. Jasper's  employment is (i) involuntarily terminated by us except for "Cause"; (ii) terminated due to "Disability" or "Retirement"; (iii) terminated by him for "Good Reason"; or  (iv) terminated within 30 days of a “Change of Control” of the Corporation, then Mr. Jasper will be entitled to be paid, in the aggregate, as additional compensation an amount equal to $250,000, in any such event under (i), (ii) or (iii), or  two and one-half times his current base salary and annual bonus, as a result of a termination by Mr. Jasper under clause (iv) (the "Additional Payment").

We are required to pay Mr. Jasper the Additional Payment in a cash lump sum, net of applicable withholdings, not later than sixty calendar days following the date of termination.  If Mr. Jasper terminates his employment as a result of a Change of Control under (iv) above, his contract provided that all options that have been granted to him will immediately vest and will be exercisable for a period of 60 days. This provision is subject to the provisions of the Stock Plan.

We are permitted to terminate Mr. Jasper's employment contract for "Cause".  Cause includes conviction of an offence involving pecuniary dishonesty or sentencing to any period of imprisonment, acts of fraud or misappropriation, engagement in any material activity which directly competes with the business of InterOil or by failure to cure a breach of the agreement within a reasonable time.

Collin Visaggio – Chief Financial Officer

Under the terms of Mr. Visaggio’s employment contract he is entitled to receive payment of a certain amount in the event of a change of control of the Corporation and when, as a result of that change of control, there is a “material change”.  Material change means: (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of the change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another State or Territory of Australia, or to another country,  subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

In the event that the threshold conditions are met and notice of termination of employment is given by either Mr. Visaggio or InterOil, he is to be paid, within 3 months, an amount equal to nine months of his annual base salary, plus one additional month for each year of service, together with an amount equal to the maximum annual incentive bonus payable to him for that year.  Such payment is net of applicable taxes and to be made by InterOil Australia Pty Ltd, a wholly-owned subsidiary of the Corporation.

The payment is subject to certain conditions including resigning immediately from office as a director or officer of all InterOil companies and maintaining confidentiality obligations.

Mark Laurie – General Counsel and Company Secretary

Under the terms of Mr. Laurie’s employment contract he is entitled to receive payment of a certain amount in the event of a “change of control” of the Corporation and when, as a result of that change of control, there is a “material change”.  Material change means: (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of the change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another State or Territory of Australia, or to another country,  subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

In the event that the threshold conditions are met and notice of termination of employment is given by either Mr. Laurie or InterOil, he is to be paid, within 3 months the amount equal to nine months of his annual base salary, plus one additional month for each year of service, together with an amount equal to the maximum annual incentive bonus payable to him for that year.  Such payment is net of applicable taxes and to be made by InterOil Australia Pty Ltd, a wholly owned subsidiary of the Corporation.

The payment is subject to certain conditions including resigning immediately from office as a director or officer of any InterOil company and maintaining confidentiality obligations.

The Corporation has not entered into any agreements or arrangements with the Chief Executive Officer or Executive Vice President for payments upon termination, resignation, retirement, a change of control of the Corporation or a change in such officers' responsibilities. However, the provisions of the Stock Plan provide for the vesting of unvested stock incentives in the event of a change of control (as that term is defined).

The following table sets forth estimates of the incremental amounts payable to each of the named executive officers upon the specified termination events, assuming that each such event took place on December 31, 2010. All amounts are in US dollars.

Payments upon termination of employment upon change of control of InterOil

	Salary	Annual Bonus	Other Employee Benefits	Value of Stock Options (1)	Value of Restricted Stock Units (1)	Total Incremental Obligation

Phil Mulacek	-	-	-	5,009,500	1,072,978	6,082,478

Collin Visaggio(2)	423,356	110,340	38,102	5,435,250	-	6,007,048

Christian Vinson	-	-	-	2,568,573	572,308	3,140,821

William Jasper	625,000	275,000	-	765,000	-	1,665,000

Mark Laurie (2)	331,020	110,340	29,792	2,956,200	-	3,427,352

Notes:

1.
The closing market price of $72.07 per share on December 31, 2010 was used to value of the incremental payments for stock options and restricted stock units not previously vested and vesting as a result of a change of control.  All unvested stock options vest immediately upon termination in the event of a change of control as defined and provided for in the Stock Plan.  It has been assumed that all in-the-money options would be exercised at such time.

2.
The cash-based compensation of Australian-based employees is paid in Australian dollars. Amounts for 2010 have been converted into US dollars at an exchange rate of 0.9195, being the average rate quoted by OANDA for 2010.

DIRECTORS COMPENSATION

The following table sets forth compensation provided to the directors of InterOil during the year ended December 31, 2010. Compensation paid to non-executive directors in 2010 consisted of fees and restricted stock units.

Name	Fees earned ($)	Share-based awards(1) ($)	Total Compensation $
Roger N. Grundy	35,250	200,013	235,263
Gaylen J. Byker	61,750	200,013	261,765
Edward Speal	9,000	-	9,000
Roger F. Lewis	39,500	200,013	239,513
Ford Nicholson	28,444	200,013	228,457

Note:
(1)
All non-executive directors were granted restricted stock units, in connection with their duties as a director, to the value of $200,000 at the date of grant pursuant to the 2009 Stock Plan.  Restricted stock units were granted to directors on 22 June 2010.

Until June 30, 2010 directors’ compensation has historically been weighted towards equity-based stock option grants for directors, consistent with the approach employed for executive officers and key employees, and the Corporation’s early development stage. In recent years, directors have been granted 15,000 options on an annual basis at the time of the annual shareholders meeting in June. New directors have also been granted 15,000 options at the time of their appointment to the Board.  The Compensation Committee retained the Hay Group to review the compensation paid to non-executive directors against a relevant comparator group (consisting of fifteen mid-sized, US-based oil and gas industry companies, some of which had operations in remote foreign locations), and to provide recommendations for InterOil. Work relating to this review was completed in mid-2010 and a number of changes recommended by the Compensation Committee and approved by the Board with effect from July 2010. The changes adopted at that time were:

(i)
retainers for all non-executive directors were increased from $18,000 to $50,000 per annum, payable quarterly, with the lead independent director to be paid a retainer of $65,000 per annum in recognition of the additional demands and workload associated with the position;

(ii)	additional retainers were to be paid to the chairs of certain Board standing committees as follows:
a.	Audit Committee - $5,000 per annum; and
b.	Compensation, Reserves committees - $2,500 per annum

(iii)	meeting fees of $1,500 were to be paid to members of the Audit committee for attendances at meetings of that committee.

(iv)	grants of options to executive directors was to be discontinued; and

(v)
each non-executive director be granted restricted stock units to the value of $200,000 with such grants to be made annually in June with such stock units to vest the day prior to the Company’s next annual shareholders meeting.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change for the five years ended December 31, 2010 in the cumulative total shareholder return on our Common Shares against the cumulative total return for the S&P/TSX Composite Index.  The comparison of total return on an investment for each of the periods assumes that C$100 was invested on December 31, 2005 in our Common Shares, the S&P/TSX Composite Index, and that all dividends were reinvested.

	Years Ended December 31,
	2005		2006		2007		2008		2009		2010
S&P/TSX Composite Index	C$	100.00	C$	139.60	C$	122.72	C$	79.73	C$	104.20	C$	119.26
S & P 1500 Index	C$	100.00	C$	113.28	C$	117.35	C$	72.57	C$	90.23	C$	103.02
InterOil	C$	100.00	C$	80.05	C$	71.87	C$	51.31	C$	286.60	C$	268.92

InterOil’s Common Shares ceased trading on the Toronto Stock Exchange from January 27, 2009.  For the period beginning January 1, 2009 to December 31, 2010, share pricing data sourced from the American Stock Exchange and New York Stock Exchange has been used, converted into Canadian dollars at the monthly exchange rate quoted by OANDA at the end of each month.

During most of the period captured within the performance graph, cash-based remuneration for executive officers has not changed materially. During 2009, some increases were made to salaries for some executive officers. No material changes were made in 2010 although costs to the Company increased materially for executive officers paid in Australian dollars as a result of the strengthening of that currency against the US dollar in comparison with 2009.  Stock option grants were a major component of remuneration for executive officers throughout the period, although grants were limited in 2009.  More significant option grants were made to executive officers in 2008 and 2010 in recognition of the critical roles they play in the Company’s future, the need to ensure their total remuneration is competitive, and the demands involved with employment as an officer in the Company at a pivotal stage of its development.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding our equity compensation plans as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-averaged exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,812,459	US$	29.35	1,311,626

Note:
The only equity compensation plan approved by Shareholders is the Stock Plan.  The Corporation does not have an equity compensation plan not approved by Shareholders.

STOCK INCENTIVE INFORMATION REQUIRED BY THE NEW YORK STOCK EXCHANGE

The following table provides additional information concerning stock incentives required as a result of the Corporation’s listing on the New York Stock Exchange.

Stock options and restricted stock units outstanding at January 1, 2010	1,879,900

Stock options and restricted stock units issued during 2010	437,483

Stock options exercised and restricted stock units vested during 2010	(500,433)

Stock options and restricted stock units cancelled during 2010	(3,991)

Stock options and restricted stock units expired during 2010	(500)

Stock options and restricted stock units outstanding at December 31, 2010	1,812,459

Common Shares available for future issuance under the Stock Plan as at:

January 1, 2010	1,753,100

December 31, 2010	1,311,626

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors or executive officers owed any amounts to us or any of our subsidiaries at any time during 2010 or as of May 18, 2011 and we did not provide any financial assistance to any directors to purchase any of our securities in 2010.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Circular, no director or executive officer of the Corporation and no person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (collectively, an "Informed Person") and no proposed director of the Corporation or any associate or affiliate of any Informed Person or proposed director, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction that materially affects or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and the evaluation of the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of InterOil.

The Board believes that effective corporate governance is critical to our continued and long-term success.  The Board strongly believes that its commitment to sound corporate governance practices is in the best interests of its Shareholders and contributes to effective and efficient decision making.

The disclosure of InterOil's corporate governance practices is presented pursuant to the requirements of NI 58-101 and is set forth in Appendix "A" to this Circular.

MANAGEMENT CONTRACTS

One of our subsidiaries pays a management fee to Petroleum and Independent Exploration Corporation, a company controlled by Mr. Mulacek, our Chairman and Chief Executive Officer, of US$150,000 per annum.  Petroleum and Independent Exploration Corporation serves as the general manager of S.P. InterOil, LDC, a subsidiary of ours established under the laws of the Commonwealth of The Bahamas.  Under relevant Bahamian corporate law, a sole general manager of a company is appointed by the members (shareholders) of the company and has the authority to manage the business and affairs of the company.  The general manager of a company exercises all powers that would typically be exercised by a board of directors.  Petroleum and Independent Exploration Corporation is owned by Mr. Mulacek, our Chairman and Chief Executive Officer, and members of his family.

ADDITIONAL INFORMATION

Additional information regarding us is available on SEDAR at www.sedar.com.  Information regarding our business is provided in our annual information statement for the year ended December 31, 2010.  Financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2010.  Security holders may contact InterOil Corporation at 25025, I-45 North, Suite 420, The Woodlands, Texas 77380, USA (attention: Mr. Wayne Andrews, Vice President Capital Markets) or at Level 3, Cairns Square, 42-52 Abbott Street, Cairns, Queensland, Australia 4870 (attention Mr. Mark Laurie, General Counsel and Corporate Secretary) or through our website at www.interoil.com to obtain, without charge, copies of these documents and additional copies of this Circular.

APPENDIX “A”
CORPORATE GOVERNANCE DISCLOSURE

FORM 58-101F1

Disclosure Requirement	InterOil Corporation Corporate Governance Practices
1. Board of Directors
(a) Disclose the identity of directors who are independent.
The following directors are independent as that term is defined in NI 58-101 and N1 52-110 and under applicable New York Stock Exchange Rules: Dr. Gaylen Byker, Mr. Ford Nicholson, Mr. Roger Lewis. and Mr Roger Grundy.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Mr. Phil Mulacek and Mr. Christian Vinson are not independent as they are both executive officers of InterOil.

(c)         Disclose whether or not a majority of directors is independent.  If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of our six directors are independent under NI 58 - 101.

(d)         If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
None of our directors is currently serving on the board of any other reporting issuer or other publicly-traded corporation.

(e)         Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
During 2010, our independent directors met on two occasions without the presence of management and non-independent directors.

(f)         Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Our Chief Executive Officer also serves as the Chairman of the Board and is not an independent director.  Dr. Gaylen Byker acts as our Vice Chairman and as our lead independent director.  Dr. Byker chairs each of the Board’s Compensation, and Nominating and Governance Committees.  Dr Byker also chaired a number of Board meetings held during 2010.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year	Please refer to Appendix "B" to this Circular for the attendance record of directors for all Board and committee meetings.

2. Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Please refer to Appendix "C" to this Circular for the Board’s written charter. The charter is also available on our website at www.interoil.com.

3. Position Descriptions

(a)         Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed and approved written position descriptions for the Chairman and for the chair of each Board committee.

(b)         Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer.  If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.
The Board has developed and agreed a written position description with the Chief Executive Officer.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and
New directors are provided with a copy of all Board and committee mandates and policies, articles and by-laws, pertinent corporate information and other reference materials, and are introduced to all existing directors and to senior management.  The Corporate Secretary provides a briefing and responds to any questions raised.

(ii) the nature and operation of the issuer's business.
New directors are given an orientation tour of our operations in Papua New Guinea, and hold meetings with executive officers, other senior financial, corporate and operations personnel and existing directors upon joining the Board.  In these meetings, new directors are provided with presentations detailing our current operations and activities, together with an outline of the Corporation’s history and its strategic plans and objectives.  Such an orientation was provided for Mr. Nicholson.  In addition, Mr. Nicholson participated regularly in the Company’s weekly senior management meetings during the first 5 months after his appointment.

(b)          Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

We do not currently have a formal continuing education program for our directors.  However, we will monitor the need for a continuing education program and implement one if the growth in or degree of change in the nature of the Corporation’s operations warrants it. Board members are encouraged to and do communicate with management, auditors and legal advisers to remain current with industry trends and regulatory changes.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees.

(i) disclose how a person or company may obtain a copy of the code;
Our Code of Ethics and Business Conduct is accessible on our website at www.interoil.com and also the SEDAR website located at ww.sedar.com.  Our employees and directors are all provided with a copy of our Code of Ethics and Business Conduct upon joining InterOil.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
Our management and all employees are required to acknowledge their understanding of the Code of Ethics and Business Conduct and all new employees are required to accept its terms as a condition of their employment.  The Corporate Secretary and Chief Financial Officer monitor compliance with the Code and report to the Board, or to its Audit or its Nominating and Governance Committee as required.

(iii)     provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Our Board did not grant any waivers to our Code of Ethics and Business Conduct during 2010 and no other departures from the Code were requested.  Any future waivers will be disclosed in the appropriate filings on the SEDAR website located at www.sedar.com.

(b)         Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors are required to disclose any matters in which they may have, or may be perceived to have a material interest prior to consideration of the matter.  Upon such disclosure and upon advice from the General Counsel and Corporate Secretary where necessary, the director and the Board will determine whether the director should refrain from discussing or voting on the matter, or absent himself from the meeting while the matter is discussed.  Any transaction in which a director or executive officer has material interest is required to be approved by members of the Audit Committee not having an interest in the matter.  In addition, in certain instances special Board committees are established to deal with matters where potential conflicts of interest may arise.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	A whistleblower policy and facility are in place which provides employees with the ability to report, on a confidential and anonymous basis, any violations of the Code or other unethical conduct.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.
The Board, co-ordinated through its Nominating and Corporate Governance Committee, considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole.  In addition, the Board considers a candidate's qualification as "independent," as well as a candidate's depth of experience and availability, the balance of the business interests and experience of the incumbent or nominated directors and the need for any specific expertise to ensure an appropriate mix of relevant skills are present on the Board and its committees.

In addition to the criteria described above, the Board may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board.  The Board’s goal is to assemble a Board that possesses a variety of perspectives and skills derived from high quality business and professional experience in various relevant geographies.  In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds.   Other than ensuring that at least three members of the Board are financially literate and a sufficient number of the Board members meet applicable independence requirements, the committee has not set any specific skills that it believes are necessary for any individual director to possess.

(b)         Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
All of the members of our Nominating and Governance Committee are independent.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The purpose of the Nominating and Governance Committee is to:
·     identify and recommend to the Board individuals qualified to be nominated as members of  the Board and of Board committees;
·     recommend to the Board the members and Chairperson for each Board committee;
·     periodically review and assess the Corporation’s Code of Ethics and Business Conduct and make recommendations for changes thereto to the Board;
·     review and report to the Board on a periodic basis with regards to matters of corporate governance; and
·     Oversee the process to assess the independence, performance and effectiveness of the Board, Board committees and individual directors and conduct the annual evaluation of the Corporation’s management.

In addition, the Committee is responsible for providing advice, on a confidential basis, to Corporation employees, officers and directors pursuant to the Corporation’s Code of Ethics and Business Conduct.
The responsibilities, powers and operation of the Nominating and Governance Committee are set out in its charter which is available on our website at www.interoil.com.  This charter was reviewed and revised by the Board in March 2011 to ensure its currency and relevance.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.
Please refer to the "Statement of Executive Compensation" in the Circular for details of the Corporation’s executive compensation structure and policies.  In the case of the Corporation’s officers, compensation matters are largely delegated to and dealt with by the Board’s Compensation Committee on the basis of advice provided by human resources management and compensation consultants where necessary Compensation for non-executive directors was reviewed during 2010 under the oversight of the  Compensation Committee with assistance from compensation consultants.  A report from this review was presented to the Board in mid-2010 and recommended changes were adopted.

(b)         Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
Each of the members of the Compensation Committee is independent.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The purpose of the Compensation Committee  is to:
·     discharge the Board's responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors;
·     review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of shareholders; and
·     administer, approve and evaluate our director and officer compensation plans, policies and programs.

The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the Chief Executive Officer and other executive officers may be participants, along with other senior level employees and directors, and recommends to the Board amendments to such plans or adoption of new plans.  In connection with administering such plans, the Compensation Committee has the authority to (i) approve option guidelines and the general size of overall grants, (ii) make grants, (iii) interpret the plans, (iv) determine the rules and regulations relating to the plans, (v) modify or cancel existing grants and substitute new grants with the consent of grantees, (vi) designate employees eligible to participate in the plans, and (vii) impose such limitations, restrictions and conditions upon any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.

The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer's performance in light of those goals and objectives, and determines and approves our Chief Executive Officer's compensation level based on such evaluation.  The Committee annually reviews and approves our Chief Executive Officer's annual base salary, annual bonus, and long-term incentives. In addition, the Compensation Committee annually determines or approves the compensation of all other senior executives.   In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer's performance in light of our goals and objectives relevant to the officer's compensation, competitive market data pertaining to compensation at comparable companies, the Company’s financial and operating status and such other factors as the Compensation Committee deems relevant.
The committee also administers our insider trading policy as it applies to senior management.
The responsibilities, powers and operation of the Compensation Committee are set out in its charter which is available on our website at www.interoil.com

(d)         If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Hay Group was retained by the Compensation Committee to review the remuneration paid to non-executive directors and, separately, to executive officers.  The Compensation Committee also retained the Hay Group early in 2010 to review the remuneration paid to each of the Company’s executive officers, undertake market reviews and make recommendations.  Hay Group also undertake  an annual remuneration and benefits survey in Papua New Guinea and provide a report containing data for that employment market.  This survey was supplemented in 2010 by a further industry-specific survey being undertaken by McDonald & Company (Australasia) in relation to Papua New Guinea.  On occasion, the Company commissions a single-sector survey outside of Papua New Guinea.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
A Reserves Committee was established by the Board in June 2008.  Until June 21, 2010 its membership was comprised of Mr. Grundy, Mr. Speal and Dr Byker.  In June 2010, Mr. Ford Nicholson replaced Mr. Speal following the latter’s retirement from the Board.

The mandate of the Committee is to assist the Board in fulfilling its responsibilities in general and, in particular, with respect to the oil and natural gas reserves and resource evaluation process and public disclosure of reserves data and other information as required under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The specific duties, responsibilities, powers and operation of the Reserves Committee are set out in its charter which is available on our website at www.interoil.com.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

InterOil has developed evaluation questionnaires and formal procedures for the evaluation of the performance, skills, specific competency and independence of each director and, to the extent applicable, the Board as a whole and the committees of the Board.   The process is overseen by the Nominating and Governance Committee and was last undertaken in November of 2010.  The evaluation process is to be undertaken on an annual basis and will next be conducted during November, 2011.

Copies of position descriptions and mandates noted herein as being available on InterOil's website at www.interoil.com  may also be obtained on request from the Corporate Secretary at PO Box 6567, Cairns, Queensland, Australia 4870.

APPENDIX "B"

DIRECTORS' ATTENDANCE RECORDS

The following table sets forth the attendance record of each director for all Board and committee meetings held for the financial year ended December 31, 2010.

		Committees
	Board	Audit	Compensation	Nominating and Governance	Reserves
Number of Meetings Held1	16	4	6	2	4

Number of Meetings Attended
Phil E. Mulacek	14	-	_	-	-2
Christian M. Vinson	16	-	-	-	-
Roger N. Grundy	14	-	-	-	4
Gaylen J. Byker	16	4	6	2	4
Edward Speal (3)	6	2	3	1	2
Roger F. Lewis	16	4	6	2	-
Ford Nicholson (4)	9	2	-	-	2

Note:
(1)	Additional business was conducted and resolutions were passed during the year by way of unanimous written resolutions in lieu of meetings pursuant to section 3.13 of the Company’s By-Law.

(2)	Mr. Mulacek attended meetings of the Reserves Committee in his executive capacity as Chief Executive Officer.

(3)
Mr. Speal retired from the Board on June 21, 2010. Prior to his retirement, 7 Board meetings, 2 Audit Committee meetings, 3 Compensation Committee meetings, 1 Nominating and Governance Committee meeting and 2 Reserves Committee meetings were held.

(4)	Mr. Nicholson was elected to the Board on June 22, 2010. From the date of his appointment, 10 Board meetings, 2 Audit Committee meetings and 2 Reserves Committee meetings were held.

B-1

APPENDIX "C"

CHARTER OF THE BOARD OF DIRECTORS

General Powers of the Board of Directors

The Board of Directors (the "Board") of InterOil Corporation (the "Corporation") has a duty to manage the business and affairs of the Corporation in accordance with the Business Corporations Act (Yukon) and the regulations thereunder, and the articles and by-laws of the Corporation.  The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.

The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders.  This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board.  Historically, the Corporation's vision has focused on superior growth and accepted a correspondingly increased level of risk.  In carrying out its responsibilities, the Board is required to base its decisions on the Corporation's growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.

General Fiduciary Duties

The Board must act in the best interests of the Corporation and its shareholders generally.  Every director of the Corporation in exercising his powers and discharging his duties must:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit.  Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board.  It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions.  Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.

Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.

In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation's activities.

Conflicts of Interest

A director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest.  If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest.  If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

(b)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c)
a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

(d)	a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.

Mandate and Stewardship of the Corporation

The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:

(a)	the adoption of a strategic planning process;

(b)	the identification of the principal risks of the Corporation's business and endeavouring to ensure the implementation of appropriate systems to manage those risks;

(c)	succession planning;

(d)	the implementation of a communications policy for the Corporation;

(e)	monitoring the integrity of the Corporation's internal control and management information systems; and

(f)	overseeing the Corporation's commitment to social and community responsibility and fostering ethical and responsible decision making by management.

The Board has identified the following core functions:

(a)	choosing the Corporation's Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

(b)	setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

(c)	defining a framework to monitor the management of business opportunities and risks;

(d)	providing direction and advice to the Chief Executive Officer and the management team;

(e)	monitoring and assessing the performance of the Chief Executive Officer; and

(f)	providing information to security holders and stakeholders about the integrity of the Corporation's financial performance.

Corporate Opportunity

A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.

A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.

In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.

Duty of Independence

A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders.  In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.

Duty of Confidentiality

Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

(a)	it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	the director was required or authorized by law to disclose the information; or

(c)	the director was authorized expressly or implicitly by the Board to make disclosure of the information.

Duty Not to Misuse Information or Position

A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation.  Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.

Insider Reporting

Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.

Communication to Shareholders

The Board must comply with the Corporation's Disclosure Policy regarding effective communication with its shareholders and the public generally.  Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation's shareholders and to the public.

Delegation of Authority to Officers and Committees

The Board may delegate authority and functions to officers and to committees of directors.  The Board has the right to appoint officers to perform such duties as are assigned to them by the Board.  The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and Reserves Committee.  The Board has established a charter for each such committee, which includes the committee's responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee.  The Board may establish such other committees as it determines are necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:

(a)	the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	the filling of a vacancy among the directors;

(c)	the issuance of securities, except in the manner and on the terms authorized by the Board;

(d)	the declaration of dividends;

(e)	the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

(f)
the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

(g)	the approval of a management proxy circular;

(h)	the approval of any financial statements to be placed before the shareholders at an annual meeting; or

(i)	the adoption, amendment or repealing of any by-laws of the Corporation.

Financial Statements

The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors' report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.

A director is required to forthwith notify both the Audit Committee and the Corporation's auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation.  The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.

Auditors

On demand from the Corporation's auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders.  The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.

Matters Requiring Board Approval

The following matters require specific approval of the Board:

(a)	all matters identified in this Charter as falling within the sole purview of the Board;

(b)	the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

(c)
compensation (including options, bonuses and forms of compensation) for executive officers and other senior executives of the Corporation having regard to the recommendations of the Compensation Committee and the Chief Executive Officer;

(d)
expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO;

(e)	the selection of the principal advisors to the Corporation, including banking, legal, engineering and financial;

(f)	the appointment of executive officers of the Corporation;

(g)	the appointment of members to committees of the Board;

(h)
any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm's length should be approved by the Board; and

(i)
major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.

InterOil

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class COMMON

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General Meeting to be held on June 21, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 pm, Eastern Time, on June 17, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

INGQ_PRX_121586/000001/000001/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

The undersigned shareholder of InterOil Corporation ("InterOil") hereby appoints Phil Mulacek, Chairman and Chief Executive Officer, or failing him, Gaylen Byker, Director

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of InterOil Corporation (the "Meeting") to be held at the Prince Conference Center, Calvin College, 1800 East Beltline SE, Grand Rapids, Michigan, USA on June 21, 2011 at 10:00 a.m. Eastern time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Election of Directors as outlined in the Information Circular. The election of directors of InterOil for the ensuing year of those nominees proposed by management of InterOil as set forth in the Information Circular (the "Circular") dated May 18, 2011 Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

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	For	Withhold
2. Appointment of Auditors To appoint PricewaterhouseCoopers, chartered accountants, as auditors of InterOil at a remuneration to be fixed by the directors.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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InterOil

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class COMMON

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General Meeting to be held on June 21, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 pm, Eastern Time, on June 17, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

INGQ_PRX_121586/000002/000002/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

The undersigned shareholder of InterOil Corporation ("InterOil") hereby appoints Phil Mulacek, Chairman and Chief Executive Officer, or failing him, Gaylen Byker, Director

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of InterOil Corporation (the "Meeting") to be held at the Prince Conference Center, Calvin College, 1800 East Beltline SE, Grand Rapids, Michigan, USA on June 21, 2011 at 10:00 a.m. Eastern time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For **Withhold**

1. Election of Directors as outlined in the Information Circular.
The election of directors of InterOil for the ensuing year of those nominees proposed by management of InterOil as set forth in the Information Circular (the "Circular") dated May 18, 2011 ☐ ☐

Vote FOR or WITHHOLD for all nominees proposed by Management

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For **Withhold**

2. Appointment of Auditors
To appoint PricewaterhouseCoopers, chartered accountants, as auditors of InterOil at a remuneration to be fixed by the directors. ☐ ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

By:	/s/ Phil Mulacek
Phil Mulacek
Chief Executive Officer

Date: May 24, 2011